Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended August
(in thousands, except ratios)	2018 (52 weeks)	2017 (52 weeks)	2016 (52 weeks)	2015 (52 weeks)	2014 (52 weeks)
Earnings:
Income before income taxes(1)	$1,636,329	$1,925,489	$1,912,714	$1,802,612	$1,662,714
Fixed charges	280,033	253,751	238,389	236,996	249,513
Less: Capitalized interest	(1,505)	(1,247)	(909)	(963)	(1,041)

Adjusted earnings	$1,914,857	$2,177,993	$2,150,194	$2,038,645	$1,911,186

Fixed charges:
Gross interest expense	$173,276	$150,960	$142,981	$146,777	$163,544
Amortization of debt expense	8,392	8,369	7,980	6,230	6,856
Interest portion of rent expense	98,365	94,422	87,428	83,989	79,113

Fixed charges	$280,033	$253,751	$238,389	$236,996	$249,513

Ratio of earnings to fixed charges	6.8	8.6	9.0	8.6	7.7

(1) Fiscal 2018 income before income taxes includes $130.3 million related to pension termination charges and $193.2 million related to impairment charges.